Exhibit 21.1

LIST OF SUBSIDIARIES OF STERLING BANCSHARES, INC.

SUBSIDIARIES OF STERLING BANCSHARES, INC.

The following is a list of the subsidiaries of Sterling Bancshares, Inc.:

Sterling Bancorporation, Inc. A Delaware corporation PO Box 631 Wilmington, Delaware 19899	Sterling Bank A Texas state banking association 2550 North Loop West, Suite 600 Houston, Texas 77092

Sterling Bancshares Statutory Trust One A Connecticut statutory business trust 2550 North Loop West, Suite 600 Houston, Texas 77092	Sterling Bancshares Capital Trust II A Delaware statutory business trust 15000 Northwest Freeway Houston, Texas 77040

CMCR Holding Company A Delaware corporation 13100 Northwest Freeway Houston, Texas 77040	Sterling Bancshares Capital Trust III A Delaware statutory business trust 15000 Northwest Freeway Houston, Texas 77040